                                                                EXHIBIT 99.4


                 [FIDELITY NATIONAL FINANCIAL, INC. LETTERHEAD]

                                  NEWS RELEASE

================================================================================

CONTACT:       Andrew F. Puzder
               Executive Vice President
               (805) 563-8600

FOR IMMEDIATE RELEASE
---------------------

          FIDELITY NATIONAL FINANCIAL, INC. ANNOUNCES PLANS TO ACQUIRE
          ------------------------------------------------------------
           ONE MILLION SHARES OF COMMON STOCK AND THREE AND ONE HALF
           ---------------------------------------------------------
         MILLION COMMON STOCK PURCHASE WARRANTS OF GB FOODS CORPORATION
         --------------------------------------------------------------


        Irvine, Calif., July 21, 1997 -- Fidelity National Financial, Inc. (NYSE:FNF), today announced that it has agreed to purchase 1.0 million shares of common stock of GB Foods Corporation (NASDAQ:GBFC) and 3.5 million common stock purchase warrants in GB Foods Corporation. Of the 3.5 million warrants which Fidelity acquired, 1.5 million are exercisable at $5 per share, 1 million are exercisable at $7.00 per share, and 1 million are exercisable at $7.50 per share. On a fully diluted basis, the common stock and warrants that Fidelity is purchasing represent a 41 percent interest in GB Foods. The transactions are expected to close in the immediate future.

        In connection with the purchase, William M. Theisen, George J. Kubat and Michael J. Scherr will resign as directors and officers of GB Foods.

        Filling the vacancies on the GB Foods' board will be William P. Foley, II, Frank P. Willey and Andrew F. Puzder. Mr. Foley is Chairman and Chief Executive Officer of Fidelity and CKE Restaurants, Inc. and a director of Rally's Hamburgers, Inc. and Checkers Drive-In Restaurants, Inc. Mr. Willey is President and a director of Fidelity and a director of CKE Restaurants, Inc. Mr. Puzder is Executive Vice President and General Counsel of Fidelity and CKE.

        Mr. Foley stated that "Fidelity views this as an excellent investment consistent with our strategic goal to diversify into non-interest rate sensitive businesses. Our restaurant investments have historically performed very well and by acquiring this interest in GB Foods we will have a very substantial ownership interest in an established brand with the opportunity to participate in profits as well as stock appreciation.


                                     -more-

In addition, as a franchisor, we will not be involved in the day to day operational complexities of directly operating a large number of company-owned restaurants. By acquiring an interest in GB Foods for a modest investment Fidelity is entering a profitable non-interest rate sensitive business segment which we believe will be an excellent complement to the earnings of our title insurance operations."

        GB Foods operates Mexican quick-service restaurants under the tradename "The Green Burrito". As of December 31, 1996 there were 134 Green Burrito stores, seven of the stores are company-owned stores and 127 of the stores are franchises. Of the 127 franchised stores, 84 are Green Burrito dual-concept stores. Sixty three of the dual-concept stores are with Carl's Jr. Restaurants and 15 of the dual-concept stores are with Hardee's Restaurants.

        Headquartered in Irvine, California, Fidelity National Financial, Inc. is the parent corporation of seven national insurance underwriters engaged in the business of issuing title insurance and performing other title-related services in 49 states, the District of Columbia, Puerto Rico, the Bahamas and the Virgin Islands.


                                      ###